

November 20, 2013

Michael M. Achary
Chief Financial Officer
Hancock Holding Company
One Hancock Plaza
P.O. Box 4019
Gulfport, Mississippi 39502

      Re: Hancock Holding Company
              Form 10-K for Fiscal Year Ended
              December 31, 2012
              Filed February 28, 2013
              File No. 000-13089

Dear Mr. Achary:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Michael Volley

                      Michael Volley
                      Staff Accountant